Exhibit (d)(1)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of November 5, 2003 (this “Agreement”), is made by and between Terrapin Partners Holding Company LLC, a Delaware limited liability company (“TP HoldCo”), Terrapin Partners Subsidiary LLC, a Delaware limited liability company (“TP Sub”), TP Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of TP Sub (“MergerCo” and together with TP HoldCo and TP Sub, “Terrapin”), and OAO Technology Solutions, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 6.6 below.

RECITALS

WHEREAS, TP HoldCo has determined that it would be advisable and in the best interests of TP Sub’s unit holders and the Board of Directors of the Company has determined that it would be advisable and in the best interests of its stockholders for TP Sub to acquire all of the outstanding shares of common stock in the Company that it does not own in order to enable the Company to complete a going private transaction (the “Acquisition”);

WHEREAS, to effectuate the Acquisition, it is proposed that the Company commence a cash self-tender offer to purchase all of the issued and outstanding shares of its common stock, par value $0.01 per share (the “Shares”), on the terms and subject to the conditions set forth in the Offer Documents (as defined below) (the “Offer”); and

WHEREAS, to effectuate the acquisition of any Shares not otherwise acquired in the Offer or otherwise owned by Terrapin and its affiliated entities, it is further proposed that following consummation of the Offer, MergerCo shall, as soon as practicable thereafter, merge, on the terms and subject to the conditions set forth in this Agreement, with and into the Company, with the Company continuing as the surviving corporation in such merger (the “Merger”).

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency thereof is hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

AGREEMENT

ARTICLE I – THE OFFER

Section 1.1 Approval by the Company. The Company’s Board of Directors has unanimously (i) determined, following the recommendation of the Special Committee of independent directors established to review the Offer, that each of this Agreement, the Offer and the Merger are fair from a procedural and financial perspective to and in the best interests of the Company’s stockholders, other than Terrapin and the stockholders affiliated with Terrapin, (ii) approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger and (iii) declared the advisability of this Agreement and resolved to recommend acceptance of the Offer and adoption of this Agreement by the holders of Shares. In addition, this Agreement and the transactions contemplated hereby have been approved by the special committee of the Board of Directors in accordance with the terms of that certain Stockholder

Agreement, dated as of October 22, 2001, among the Company, TP Sub, Terrapin Partners Holding Company LLC (“TP HoldCo”) and the other parties thereto.

Section 1.2 The Offer.

(a) As soon as is reasonably practicable following the date hereof (but not later than seven Business Days thereafter), the Company shall, and Terrapin shall cause the Company to, commence the Offer at a purchase price of $3.15 per share, net to the seller in cash (as paid pursuant to the Offer, the “Offer Consideration”). The obligation of the Company to commence the Offer, to consummate the Offer and to accept for payment and pay for Shares validly tendered in the Offer and not withdrawn shall be subject to the conditions set forth in the Offer Documents and attached hereto as Annex A, which are expressly incorporated herein by reference (the “Offer Conditions”). The Company expressly reserves the right to waive any of the Offer Conditions and to make any change in the terms of or conditions to the Offer except that the Company shall not be entitled to waive the Majority of the Minority Condition and the Solvency Opinion Condition (each as defined in Annex A).

(b) In compliance with applicable securities laws, as soon as practicable after the commencement of the Offer, Terrapin and the Company shall file or cause to be filed with the Securities and Exchange Commission (the “SEC”) (1) a Tender Offer Statement on Schedule TO with respect to the Offer which shall contain the offer to purchase, the related letter of transmittal, this Agreement and other ancillary documents and instruments pursuant to which the Offer will be made (collectively, and with any supplements or amendments thereto, the “Offer Documents”), (2) a Statement on Schedule 13E-3 (which shall be combined with the Schedule TO) and (3) if required by Applicable Law, a Tender Offer Solicitation / Recommendation Statement on Schedule 14D-9 containing the recommendations of the Board of Directors of the Company in favor of the Offer and the adoption of this Agreement and the transactions contemplated hereby, including the Merger.

Section 1.3 TP Sub Option; Exercise; Adjustments.

(a) The Company hereby grants to TP Sub an irrevocable option (the “TP Sub Option”), which TP Sub may assign to MergerCo, to Purchase that number of authorized and unissued shares of the Company’s common stock, par value $0.01 per share, equal to 19.99% of the outstanding Shares immediately prior to the exercise of the TP Sub Option (the “Option Shares”) at a purchase price equal to the consideration paid for the Shares tendered in the Offer (the “Option Price”). Subject to the conditions set forth in Section 1.3(c) below, the TP Sub Option may be exercised by TP Sub (or upon assignment, MergerCo), in whole or in part, at any time or from time to time after the date on which the Company has accepted for payment the Shares tendered pursuant to the Offer and prior to the termination of this Agreement pursuant to Article IV. TP Sub or its assignee may purchase the Options Shares for cash, a full-recourse promissory note or a combination of the two (provided that at a minimum, the consideration for the aggregate par value of the Option Shares must be paid in cash).

(b) In the event of any change in the number of issued and outstanding Shares by reason of any stock dividend, stock split, split-up, recapitalization, merger or other change in the corporate or capital structure of the Company, the number of Option Shares and the Option Price shall be appropriately adjusted to restore TP Sub to its rights hereunder.

(c) The Company’s obligation to issue and deliver the Option Shares upon exercise of the TP Sub Option is subject only to the following conditions:

(i) No preliminary or permanent injunction or other order issued by any federal or state court of competent jurisdiction in the United States prohibiting the delivery of the Option Shares shall be in effect; and

(ii) The number of Option Shares plus the number of Shares owned by TP Sub, directly or indirectly, will, upon issuance of the Option Shares, constitute at least 90% of the outstanding Shares after giving effect to the Offer.

(d) If TP Sub wishes to exercise the TP Sub Option, TP Sub shall send a written notice to the Company (the “Exercise Notice”) specifying a date (not earlier than the next Business Day following the date such notice is given) for the closing of such exercise (the “Option Closing Date”). On the Option Closing Date, the Company will deliver to TP Sub a certificate representing the Option Shares and TP Sub will purchase such Option Shares from the Company at a price per Option Share equal to the Option Price. The certificate representing the Option Shares may bear an appropriate legend relating to the fact that such Option Shares have not been registered under the Securities Act of 1933, as amended.

Section 1.4 Subsequent Offering Period. If it so elects, after consummation of the Offer, the Company may provide for a subsequent offering period of at least three but not more than 20 Business Days in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ARTICLE II – THE MERGER

Section 2.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), the Merger shall be effected and MergerCo shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate existence of MergerCo shall cease and the Company shall continue as the surviving corporation (as such, the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Delaware.

Section 2.2 Closing. Unless this Agreement has been terminated pursuant to Article IV, the closing of the Merger (the “Closing”) shall occur on a date (the “Closing Date”) that is as soon as practicable after satisfaction of all of the conditions set forth in Article III.

Section 2.3 Effective Time. On the Closing Date, the parties hereto shall file with the Secretary of State of the State of Delaware a certificate of merger or, if applicable, a certificate of ownership and merger and any other appropriate documents, executed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL and any other applicable rule, regulation, statute, ordinance, guideline, code or legally enforceable requirement of any governmental authority (“Applicable Law”) in connection with the Merger. The Merger shall become effective upon the filing of the certificate of merger or, if applicable, the certificate of ownership and merger, with the Secretary of State of the State of Delaware, or at such later time as is mutually agreed by the parties and set forth therein (the “Effective Time”).

Section 2.4 Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property of the Company and MergerCo shall vest in the Surviving Corporation, and all liabilities and obligations of the Company and MergerCo shall become liabilities and obligations of the Surviving Corporation.

Section 2.5 Certificate of Incorporation; Bylaws. From and after the Effective Time, (i) the certificate of incorporation of the Company shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended in accordance with the provisions thereof and Applicable Law and (ii) the bylaws of the Company shall be the bylaws of the Surviving Corporation until thereafter changed or amended in accordance with the provisions thereof and Applicable Law.

Section 2.6 Directors; Officers. From and after the Effective Time, (i) the directors of MergerCo shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, and (ii) the officers of the Company shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 2.7 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Shares or any other shares of capital stock of the Company or MergerCo:

(a) Each share of common stock, par value $0.01 per share, of MergerCo issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Each Share issued and outstanding immediately prior to the Effective Time that is owned by the Company or by Terrapin and its affiliated entities (other than shares in trust accounts, managed accounts, custodial accounts and the like that are beneficially owned by third parties) shall automatically be cancelled and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

(c) At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled in accordance with Section 2.7(b) and any Dissenting Shares (as defined below)) shall be converted into the right to receive the Offer Consideration from the Company, payable to the holder thereof, without any interest thereon (the “Merger Consideration”), less any required withholding taxes, upon surrender and exchange of a Certificate.

(d) Notwithstanding anything in this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time held by any Person who has not voted such Shares in favor of the Merger and who has the right to demand, and who properly demands, an appraisal of such Shares (“Dissenting Shares”) in accordance with Section 262 of the DGCL (or any successor provision) shall not be converted into a right to receive the Merger Consideration unless such holder fails to perfect or otherwise loses such holder’s right to such appraisal, if any. If, after the Effective Time, such holder fails to perfect or loses any such right to appraisal, each such Share of such holder shall be treated as a Share that had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 2.7(c). At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL (or any successor provision) and as provided in the immediately preceding sentence.

Section 2.8 Effect on Company Option Plans. Prior to the Effective Time, the Company’s Board of Directors (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary to provide for the exchange, effective at the Effective Time, of all the outstanding options to purchase the common stock, par value $0.01 per share, of the Company (the “Outstanding Options”), whether or not vested, heretofore granted under any stock option or similar plan of the Company, without any payment therefor, for options to purchase the common stock, par value $0.01 per share, of the Surviving Corporation (the “Exchange Options”) having substantially the same terms and conditions as the Outstanding Options but in any event in accordance with Section 3(b) of the Company’s 1996 Stock Incentive Plan. After the Effective Time, holders of Outstanding Options will have no rights with respect to such Outstanding Options other than the right to receive Exchange Options in exchange therefor.

Section 2.9 Payment for Shares.

(a) As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall instruct Mellon Investor Services (the “Paying Agent”) to mail to each holder of record (other than the Company or any of its Subsidiaries or Terrapin or any of its affiliated entities) of a certificate or certificates that, immediately prior to the Effective Time, evidenced outstanding Shares (the “Certificates”), (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent, and shall be in such form and have such other provisions as the Surviving Corporation may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor cash in an amount equal to the product of (x) the number of Shares formerly represented by such Certificate and (y) the Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled. No interest shall be paid or accrued on any cash payable upon the surrender of any Certificate. If payment is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of the surrendered Certificate or established to the satisfaction of the Surviving Corporation that such taxes have been paid or are not applicable.

(b) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof as determined in accordance with this Agreement; provided that the Person to whom the Merger Consideration is paid shall, as a condition precedent to the payment thereof, give the Surviving Corporation a bond in such sum as it may direct or otherwise indemnify the Surviving Corporation in a manner satisfactory to it against any claim that may be made against the Surviving Corporation with respect to the Certificate claimed to have been lost, stolen or destroyed.

(c) As of the Effective Time, all Shares (other than Shares to be cancelled in accordance herewith) issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of any such Shares shall cease to have any rights with respect thereto or arising therefrom (including the right to vote), except the right to receive the Merger Consideration, without interest, upon surrender of such Certificate in accordance herewith, and until so surrendered, each such Certificate shall represent for all purposes only the right to receive the Merger Consideration (without interest), other than in the case of Dissenting Shares. The Merger Consideration paid upon the surrender for exchange of Certificates in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates.

(d) At such times and in such amounts as the Paying Agent may reasonably request, the Surviving Corporation shall deposit with the Paying Agent such funds as are necessary to pay the Merger Consideration to the holders of Shares in accordance with Section 2.9(a) and (b).

(e) None of Terrapin, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any payments or distributions delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Subject to Applicable Law and public policy, if any Certificates shall not have been surrendered immediately prior to such date on which any Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any governmental authority, any amounts payable in respect of such Certificate shall, to the extent permitted by Applicable Law and public policy, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f) The Surviving Corporation shall be entitled to deduct and withhold, or cause to be deducted or withheld, from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, or any provision of applicable state, local or foreign tax law. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to such holders in respect of which such deduction and withholding was made.

Section 2.10 Action By Written Consent; Preparation of the Information Statement; Short-Form Merger.

(a) Subject to Section 2.10(b), as soon as practicable following the acceptance for payment of and payment for Shares by the Company in the Offer, Terrapin shall, with the cooperation of the Company, take all action necessary, in accordance with the DGCL, the Exchange Act and other Applicable Law and the certificate of incorporation and bylaws of the Company, to act by written consent, with respect to all of the Shares owned by Terrapin and its affiliates, in lieu of a meeting of stockholders, to adopt this Agreement. The Company, if required by Applicable Law, shall promptly prepare and file with the SEC an information statement (together with any supplement or amendment thereto, the “Information Statement”) relating to the action by written consent in accordance with the Exchange Act and the rules and regulations thereunder. Terrapin and the Company shall cooperate with each other in the preparation of the Information Statement.

(b) Notwithstanding the foregoing, in the event that, immediately prior to the Effective Date as a result of the Offer (including any Shares purchased in a subsequent offering period) or the exercise of the TP Sub Option, Terrapin owns at least 90% of the outstanding Shares, Terrapin shall, as soon as practicable thereafter, take all necessary actions to cause the Merger to become effective after the expiration of the Offer, without a vote or written consent of stockholders of the Company, in accordance with Section 253 of the DGCL.

ARTICLE III – CONDITIONS PRECEDENT

Section 3.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a) The Company shall have accepted for payment and paid for all Shares validly tendered in the Offer and not withdrawn.

(b) This Agreement shall have been adopted by the written consent of the holders of the requisite number of shares of capital stock of the Company if such consent is required pursuant to the Company’s certificate of incorporation, the DGCL or other Applicable Law.

(c) There exist sufficient lawful funds for the Merger as evidenced by an opinion of an independent, nationally recognized valuation firm, which opinion shall be delivered to the Board of Directors of the Company and shall state that, immediately after consummation of the Merger, (i) on a pro forma basis, the fair value of the Company’s assets would exceed the sum of its statutory capital and its identified and stated debts and liabilities, subordinated, contingent or otherwise, (ii) the present fair saleable value of the Company’s assets would be greater than the amount that would be required to pay the liabilities on its debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured, (iii) the Company should be able to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, and (iv) the Company would not have an unreasonably small amount of capital with which to conduct the businesses in which it is engaged as such business is then conducted and proposed to be conducted following such date.

(d) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect.

ARTICLE IV – TERMINATION

Section 4.1 Termination. This Agreement may be terminated and the Merger contemplated herein may be abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the stockholders of the Company:

(a) by either of TP Sub or the Company if (i) a statute, rule or executive order shall have been enacted, entered or promulgated prohibiting the transactions contemplated hereby on the terms contemplated by this Agreement or (ii) any court of competent jurisdiction or other governmental authority shall have issued an order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby and such order, decree, ruling or other action shall have become final and non-appealable (provided that in such event each of the parties hereto shall, prior to such order, decree, ruling or other action shall have become final and non-appealable, use their reasonable best efforts to defend and have overturned or reversed or stayed, as appropriate, such order, decree, ruling or other action); or

(b) by either of TP Sub or the Company if the Offer is terminated or withdrawn without any Shares being purchased thereunder.

Section 4.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 4.1, this Agreement shall forthwith become void and have no effect.

ARTICLE V – INDEMNITY

Section 5.1 Indemnity.

(a) Without in any way limiting any insurance or other indemnification (including under the certificate of incorporation of the Company), to the fullest extent permitted by Delaware law, the Company shall, and Terrapin shall cause the Company to, indemnify and hold harmless each member of the Special Committee against any and all losses, claims, damages, expenses (including but not limited reasonable attorneys fees and disbursements) or liabilities (including but not limited to the amount paid in settlement of any litigation, or investigation or proceeding by a governmental agency or body, commenced or threatened) (each, a “Claim”), joint or several, to which they or either of them may become subject under any Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any act or omission, or alleged act or omission, of any of them related in any respect to the activities contemplated by the Offer, this Agreement and the transactions contemplated thereby and hereby. The Company shall advance (or if not requested to advance, shall promptly reimburse) to each member of the Special Committee all fees and reasonable out-of-pocket expenses incurred or to be incurred by such member in connection with, or otherwise related to, any Claim involving such member.

(b) The Company and Terrapin shall, for a period of no less than six years after the Effective Time, maintain a policy or policies of insurance with reputable insurance companies providing the members of the Special Committee with appropriate and reasonable coverage in an amount that is no less than in effect as of the date hereof for losses from acts related in any respect to the activities contemplated by the Offer, this Agreement and the transactions contemplated thereby and hereby, and to ensure the Company’s performance of its indemnification obligations under Section 5.1(a). To the extent the Company maintains policies of directors’ and officers’ liability insurance, the insurance accorded to the members of the Special Committee shall be comparable to the rights and benefits accorded to the most favorably insured of the Company’s directors (or if the directors are not so insured, the Company’s officers).

(c) The indemnification provisions set forth in the certificate of incorporation of the Surviving Corporation shall not be amended, modified or otherwise repealed for a period of six years after the Effective Time in a manner that would adversely affect the rights thereunder as of the Effective Time of the members of the Special Committee, in their capacity as such or as members of the Company’s Board of Directors.

(d) Notwithstanding anything herein to the contrary, no amendment, waiver or termination of this Agreement shall adversely affect any rights or protection of a member of the Special Committee that exists at the time of such amendment, modification or termination.

(e) This Article V shall survive the consummation of the Merger at the Effective Time, is intended to benefit the members of the Special Committee (notwithstanding anything herein to the contrary, including but not limited to Section 6.8), shall be binding on all successors and assigns of the Surviving Corporation and shall be enforceable by the members of the Special Committee.

ARTICLE VI – GENERAL PROVISIONS

Section 6.1 Fees and Expenses. The parties to this Agreement shall pay their respective fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby.

Section 6.2 Amendment and Modification. This Agreement may be amended, modified and supplemented by the parties hereto, by action taken or authorized by their respective Managing Member and Boards of Directors (including the consent of at least a majority of the members of the Special Committee) at any time prior to the Closing Date (notwithstanding any stockholder approval); provided, however, that after approval of the Merger by the stockholders of the Company, no amendment shall be made which, under law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders without such further approval. This Agreement may not be amended, except by an instrument in writing signed on behalf of each of the parties in interest at the time of the amendment.

Section 6.3 Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Managing Member and Boards of Directors (including, with respect to the Company, the consent of at least a majority of the members of the Special Committee), may, to the extent legally allowed, waive compliance with any of the agreements or conditions of the other parties contained herein. Neither the failure nor any delay by any party hereto in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege. A waiver with reference to one event shall not be construed as continuing or as a bar to or waiver of any right, power, privilege or remedy as to a subsequent event.

Section 6.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, e-mail or otherwise, (ii) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, (iii) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid or (iv) upon actual receipt. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to Terrapin, to:

Terrapin Partners Subsidiary LLC

c/o J.F. Lehman & Company, Inc.

450 Park Avenue, 6th Floor

New York, NY 10022

Attn: Louis N. Mintz

Fax: 212-634-1155

if to the Company, to:

OAO Technology Solutions, Inc.

7500 Greenway Center Drive, 16th Floor

Greenbelt, MD 20770-3522

Attn: David L. Rattner, Esq.

Fax: 301-486-1035

and in either case with copies to:

Gibson, Dunn & Crutcher LLP

200 Park Avenue, 47th Floor

New York, NY 10166

Attn: William M. Rustum, Esq.

Fax: 212-351-5346

and

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attn: Robert B. Schumer, Esq.

Fax: 212-757-3990

Section 6.5 Interpretation. When a reference is made in this Agreement to a Section or Article such reference shall be to a Section or Article of this Agreement unless otherwise indicated. The headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

Section 6.6 Certain Definitions.

(a) “Business Day” means any day other than Saturday, Sunday or any other day on which banks in the City of New York are required or permitted to close.

(b) “Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or other entity.

(c) “Subsidiary” shall have the meaning ascribed to such term in Rule 1.02 of Regulation S-X.

Section 6.7 Entire Agreement. This Agreement (including the other agreements and instruments delivered in connection herewith) constitutes the entire agreement, and supersedes all prior written agreements, arrangements, communications and understandings, and all prior and contemporaneous oral agreements, arrangements, communications and understandings, among the parties with respect to the subject matter of this Agreement.

Section 6.8 No Third-Party Beneficiaries. Except as contemplated by Article V, this Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person (including any current or former employees of the Company) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 6.9 Governing Law. This Agreement and all disputes or controversies arising out of or related to this Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 6.10 Assignment, Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other party, and any such assignment without such prior written consent shall be null and void, except that (i) TP HoldCo may assign this Agreement to any direct or indirect wholly owned Subsidiary of TP HoldCo, (ii) TP Sub may assign this Agreement to any direct or indirect wholly owned Subsidiary of TP Sub and (iii) MergerCo may assign this Agreement to any direct or indirect wholly owned Subsidiary of MergerCo, in each case without the prior consent of the Company (so long as any such assignment would not require the approval of the stockholders of the Company). Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 6.11 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under Applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any Applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 6.12 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 6.13 Facsimile Signature. This Agreement may be executed by facsimile signature and a facsimile signature shall constitute an original for all purposes.

Section 6.14 Further Assurances. Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, as promptly as practicable, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement and to ensure the conditions set forth in Annex A and in Article III above are satisfied.

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IN WITNESS WHEREOF, TP HoldCo, TP Sub, MergerCo and the Company have caused this Agreement to be signed by their respective officers hereunto duly authorized, all as of the date first written above.

TERRAPIN PARTNERS HOLDING COMPANY LLC

By:	/s/ Louis N. Mintz

Louis N. Mintz Authorized Signatory

TERRAPIN PARTNERS SUBSIDIARY LLC

By:	/s/ Louis N. Mintz

Louis N. Mintz Authorized Signatory

TP MERGER SUB, INC.

By:	/s/ Louis N. Mintz

Louis N. Mintz Vice President and Secretary

OAO TECHNOLOGY SOLUTIONS, INC.

By:	/s/ Charles A. Leader

Charles A. Leader President and Chief Executive Officer

ANNEX A

CONDITIONS TO THE TENDER OFFER

The Company shall not be required to accept for payment or pay for any Shares, may postpone the acceptance for payment or payment for tendered Shares, and may, in its sole discretion, terminate or amend the Offer as to any Shares not then paid for if (i) at the expiration of the Offering Period (as defined below), at least a majority of the outstanding OAOT shares held by OAOT’s unaffiliated stockholders has not been tendered (the “Majority of the Minority Condition”), (ii) at the expiration of the Offering Period, OAOT’s board of directors has not received a solvency opinion from a nationally recognized independent valuation firm (“Solvency Opinion Condition”) or (iii) at the expiration of the Offering Period:

(a) Company does not have sufficient financing available to consummate the Offer and Merger; or

(b) any necessary approval, permit, authorization or consent of any Governmental Authority (as defined below) shall not have been obtained; or

(c) any consent from a third party shall not have been obtained, if the failure to obtain that consent would reasonably be expected to have a material adverse effect on the financial condition, results of operations, business or prospects (a “Material Adverse Effect”) of the Company; or

(d) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer, by any Governmental Authority, that would reasonably be expected to, directly or indirectly:

(i) make illegal or otherwise prohibit consummation of the Offer;

(ii) prohibit or materially limit the ownership or operation by TP Sub or the Company of all or any material portion of the business or assets of the Company or compel the Company to dispose of or hold separately all or any material portion of the business or assets of the Company, or seek to impose any material limitation on the ability of TP Sub or the Company to conduct its business or own such assets, in any such case which would reasonably be expected to have a Material Adverse Effect on the Company;

(iii) impose material limitations on the ability of TP Sub and its affiliates to effectively acquire, hold or exercise full rights of ownership of the Shares, including the right to vote any Shares on all matters properly presented to the Company’s stockholders;

(iv) require divestiture by TP Sub or its affiliates of any Shares; or

(v) result in a Material Adverse Effect on the Company; or

(e) there shall be instituted or pending any action or proceeding by any Governmental Authority that would reasonably be expected to result in, any of the consequences referred to in paragraph (d) above or by any third party for which there is a substantial likelihood of resulting in any of the consequences referred to in paragraph (d) above; or

(f) there shall have occurred an event, change, occurrence or development of a state of facts or circumstances having, or which would reasonably be expected to have, a Material Adverse Effect on the Company; or

(g) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, Inc. or Nasdaq for a period in excess of 24 hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (ii) the declaration of a banking moratorium or any suspension of payments, whether or not mandatory, in respect of banks in the United States, (iii) the commencement of a war, declared or undeclared, or other international or national calamity directly or indirectly involving the United States, (iv) any limitation, whether or not mandatory, by any Governmental Authority that would reasonably be expected to have a Material Adverse Effect on the Company and on the extension of credit by banks or other financial institutions, or (v) in the case of any of the foregoing, existing at the date the Offer is initiated, a material acceleration or worsening thereof.

The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances, including any action or inaction by the Company giving rise to any such condition. Any of the conditions listed above may be waived in whole or in part at any time by the Company in its absolute discretion. The Majority of the Minority Condition and the Solvency Opinion Condition may not be waived. The determination as to whether any condition has occurred shall be in the sole and reasonable judgment of the Company and will be final and binding on all parties. The failure by the Company to exercise any of the foregoing rights shall not waive any such right and each such right shall be an ongoing right that may be asserted at any time and from time to time.

As used herein, the term “Offering Period” means the period until 5:00 p.m., New York City time, on December 12, 2003, as such may be extended.

As used herein, the term “Governmental Authority” means any nation or government or multinational body, any state, agency, commission or other political subdivision thereof or any entity (including a court) exercising executive, legislative, judicial or administration functions of or pertaining to government.

As used herein, the term “Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or other entity.

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